SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 03, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP Announces Completion Of Its Tender Offer and Consent Solicitation
For Its 12% Notes Due 2008

SÃO PAULO, Brazil, November 3, 2006 – SABESP – Cia. De Saneamento Básico do Estado de São Paulo – (Bovespa: SBSP3; NYSE: SBS), announced today that its cash tender (the “Tender Offer”) and consent solicitation (the “Consent Solicitation”) for any and all of its 12% Notes due 2008 (the “Notes” with CUSIP Nos. 20441AAF9 and P3058WAA5 and ISIN Nos. US20441AAF93 and USP3058WAA55) expired at 12:00 midnight, New York City time, on November 2, 2006. As of the expiration time, $126.9 million aggregate principal amount of Notes had been validly tendered and not withdrawn, which represented approximately 56.4% of the outstanding aggregate principal amount of the Notes. SABESP has accepted for payment all Notes validly tendered and not validly withdrawn prior to the expiration time. SABESP will make payment on all Notes validly tendered and not validly withdrawn prior to the expiration time with cash on hand.

As previously announced on October 20, 2006, the requisite consents were received to eliminate substantially all of the restrictive covenants and certain related provision contained in the indenture governing the Notes. As a result of obtaining the requisite consents, SABESP executed and delivered a supplemental indenture setting forth the amendments to the indenture governing the Notes. The supplemental indenture provides that the amendments to the indenture have become operative as a result of SABESP having accepted for purchase pursuant to the Tender Offer the validly tendered Notes.

Deutsche Bank Securities Inc. acted as dealer manager for the Tender Offer and as the solicitation agent for the Consent Solicitation. Global Bondholder Services Corporation served as the information agent and depositary and Deutsche Bank Luxembourg S.A. served as the Luxembourg Tender Agent.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any Notes. The Tender Offer was made solely by the Offer to Purchase and Consent Solicitation Statement dated October 5, 2006.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. In any jurisdiction in which the Tender Offer is required to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, such Tender Offer shall be deemed to have been made by such dealer manager, or such affiliates, on behalf of SABESP.

The Tender Offer is not being made in the Republic of Italy. The Tender Offer and Consent Solicitation Statement has not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Holders of Notes are hereby notified that, to the extent such holders of Notes are Italian residents and/or persons located in the Republic of Italy, the Tender Offer is not available to them and they may not submit Notes for tender in the Tender Offer. Any tender received from such persons shall be ineffective and void, and neither the Tender Offer made by the Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the Tender Offer, the Consent Solicitation or the Notes may be distributed or made available in the Republic of Italy. In order to ascertain whether a person is located in the Republic of Italy, the applicable laws and regulations governing tender offers in the Republic of Italy shall apply.

The Company

SABESP is one of the largest water and sewage service providers in the world based on the population served in 2005. SABESP operates water and sewage systems in the State of São Paulo, Brazil.

Forward Looking Statements

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 03, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.